Via Facsimile and U.S. Mail
Mail Stop 4720

October 20, 2009

Debra P. Crawford
Senior Vice President and Chief Financial Officer
Santarus, Inc.
3721 Valley Centre Drive, Suite 400
San Diego, CA 92130

Re: **Santarus, Inc.**
   Form 10-K for the Fiscal Year Ended December 31, 2008
   Schedule 14A filed April 24, 2009
   File Number: 0-50651

Dear Ms. Crawford:

   We have reviewed your September 22, 2009 response to our August 20, 2009 letter and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where it requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend the above filings.

Form 10-K for the Fiscal Year Ended December 31, 2008

Notes to Financial Statements
4. License Agreements
Glaxo Group Limited, page F-19

1.   Please refer to your response to prior comment two regarding the reason you are recognizing $2.5 million of the $11.5 million upfront fee as royalties when the royalties are earned. You relied upon ASC 605-25-30-5 (formerly paragraph 14 of EITF 00-21) in determining this accounting. If the contingent deliverables (i.e. royalties) are not performance obligations by you, please tell us why you believe that recognizing revenue after completion of the 18 month product supply obligation (i.e. once all performance obligations have occurred) is appropriate.

Schedule 14A filed April 24, 2009

Compensation Discussion and Analysis
Annual Cash Bonuses, page 19

2.   We note your response to our prior comment three and your statement that you
will disclose the provided performance goals in your next proxy statement unless
"disclosure of specific goals would result in competitive harm such that the
Company may omit this information under Instruction 4 to Item 402(b) of
Regulation S-K…" We advise you that we are generally only willing to grant
confidential treatment for performance goals if you can demonstrate how the
disclosure of these goals will allow your competitors to discover information
about break even points, cost structures relating to specific products or similarly
sensitive information. In these instances, you must submit a detailed analysis,
identifying the competitively harmful information and demonstrating how the
information could be harmful to your company. To avoid the disclosure of the
sensitive information in the analysis when our comment letters are released
publicly, you may submit a confidential treatment request pursuant to Rule 83.
To the extent you believe that disclosure of any of the performance goals
provided in the proposed disclosure in your September 22, 2009 response letter
would cause competitive harm, please provide a detailed analysis to that effect.
Otherwise, please confirm that you will disclose each of the listed performance
goals, including quantifications, in your next proxy statement.

Long-Term Incentives, page 20

3.   We note your response to our prior comment four and advise you that we will not
be in a position to evaluate your argument against disclosure of the second
performance target until we have information regarding the target itself. Please
provide us with a detailed analysis identifying the second performance target and
demonstrating how the disclosure of this specific information could be harmful to
your company. To avoid the disclosure of the sensitive information when our
comment letters are released publicly, you may submit a confidential treatment
request pursuant to Rule 83.

* * * *

Please provide us the information requested within 10 business days or tell us
when you will provide us with a response. Please furnish a cover letter with your response
that keys your response to our comments. Detailed cover letters greatly facilitate our
review. Please furnish your letter on EDGAR under the form type label CORRESP.

Debra P. Crawford
Santarus, Inc.
October 20, 2009
Page 3

      You may contact Staci Shannon, Staff Accountant, at (202) 551-3374 or Mary Mast, Review Accountant, at (202) 551-3613 if you have any questions regarding the processing of your response, as well as any questions regarding comments on the financial statements and related matters. You may contact Laura Crotty, Staff Attorney, at (202) 551-3563 with questions on the Schedule 14A comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

      Sincerely,

      Jim B. Rosenberg
      Senior Assistant Chief
      Accountant